SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 July 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

17 July 2015

LLOYDS BANKING GROUP: CHANGES TO MEMBERSHIP OF THE REMUNERATION COMMITTEE AND NOMINATION AND GOVERNANCE COMMITTEE

Lloyds Banking Group plc (the "Group") announces that Anita Frew will succeed Anthony Watson as Chairman of the Remuneration Committee with effect from 1 October 2015. Mr Watson, the Group's Senior Independent Director, has served as Chairman of the Remuneration Committee since May 2010 and will remain a member of the Remuneration Committee. Ms Frew, the Group's Deputy Chairman and an Independent Director, joined the Board in December 2010 and has been a member of the Remuneration Committee since May 2014. Alan Dickinson, an Independent Director and Chairman of the Board Risk Committee, has also been appointed as a member of the Remuneration Committee and, in addition, will join the Nomination and Governance Committee, both with immediate effect. Mr Dickinson is also a member of the Audit Committee.

Lord Blackwell, Chairman said: "I would like to thank Tony for the tremendous job he has done as Chairman of the Remuneration Committee over the last five years. More recently, Tony has overseen changes to the remuneration policy to strengthen the alignment between reward and risk outcomes. He has engaged extensively with shareholders on remuneration matters and will continue to meet with shareholders in his role as Senior Independent Director. In line with best governance we believe it is now appropriate to separate these roles. Anita brings extensive sector and governance experience to the role and will maintain active engagement with shareholders on remuneration issues. I look forward to working with her in her new capacity."

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 17 July 2015